

November 14, 2022

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE American certifies its approval for listing and registration of the following securities of PERMEX PETROLEUM CORPORATION, under the Exchange Act of 1934:

- Common Shares, no par value

- Warrants to purchase Common Shares

Sincerely,



**New York Stock Exchange**
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
**nyse.com**